Filed by FirstMerit Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: FirstMerit Corporation

Commission File No.: 001- 11267

Date: February 26, 2016

The following updates to FirstMerit Corporation’s Employee Integration Portal internal website were made available to employees of FirstMerit Corporation on February 26, 2016.

Coming Together In Partnership Huntington Customer Employee Submit a Microsite Communications Communications Question Welcome to the integration page, a resource for answers to questions, updated communications and more as we work together with Huntington to create a stronger, market-leading regional bank. As we move toward the closing of the transaction in 2016, systems integration in 2017 and beyond, you may have questions. Use the “Submit a Question” link to ask your questions and suggest topics for future communications. We will provide a response as soon as possible and answers will be posted on this page. We will have more answers as we continue through the transaction process, updating this page with new information as we get it. Be sure to check out the FAQs below and the Latest Communication page for new information. Stay tuned. Frequently Asked Questions (Updated: 2/26/16 11:00 am est) General? General Questions Why is this agreement with Huntington taking place?

At closing, Huntington and FirstMerit are coming together in partnership to better serve our customers and communities. This new partnership brings together two companies with more than 150 years of serving the banking needs of consumers and small and middle market businesses across the Midwest. Huntington was attracted to FirstMerit because of the high quality of your management team and employees, your strong commitment to customer service and your consistent performance over many years. This combination will be creating a regional bank with even stronger market share, an enhanced portfolio of industry leading products and services, more scalable infrastructure, added customer conveniences and a shared track record of award-winning customer service. Published: 1/26/16 Is this an expense management initiative? Although this transaction will create efficiencies for both companies, our success will hinge on growth. Together, we will be stronger. By leveraging our synergies and combining our resources, this transaction will strengthen our market share and better position us for the future. Published: 1/26/16 What are the next steps of this partnership? Completing this transaction will require regulatory approvals, and we anticipate completing this transaction later this year, subject to customary closing conditions. We expect to complete the full integration in 2017. Over the next several months, both companies will form integration planning teams to work together to identify our collective strengths – products, technology, processes and distribution channels – that will be maximized through our partnership after closing. Together, we will develop a comprehensive transition plan, with the goal to have a seamless, positive experience for employees, customers and other stakeholders. Published: 1/26/16

What should we tell our customers about this transaction? It is important to remember that it is business as usual for both Huntington and FirstMerit. Both banks will continue to operate as each has in the past. During this time, Huntington recognizes that FirstMerit’s customers will have questions about their banking relationship and eventual transition to Huntington. Please assure customers for now, it is business as usual, and the two firms will remain separate until closing. At that time, our business lines are well-matched for a smooth transition and seamless integration further deepening customer relationships. Although we will be transitioning to a larger organization, our partnership will focus on delivering the responsive, genuine and personal service that both FirstMerit and Huntington are known for. Together, we will continue to look out for our customers with trusted advice and industry-leading products and services designed to make banking more convenient and easier to manage. FirstMerit’s long track record as a successful business banking, middle-market and commercial banking partner aligns with and enhances Huntington’s capabilities. Customers will have access to additional products and services in specialty banking businesses, mezzanine finance and enhanced financial tools to grow their business. Both FirstMerit and Huntington have strong private banking strategies that position us to provide a high level of personal service throughout our markets. Both Huntington and FirstMerit have been acknowledged for superior service and customer-friendly products by third-party organizations including JD Power, Greenwich Associates and Money Magazine. Combined markets will benefit from even larger-scale Small Business Administration lending deployment leveraging Huntington’s leading regional and national rank as a top SBA partner. Customer and community partners can learn more about Huntington by visiting a special “Coming Together in Partnership” website: https://www.Huntington.com/HuntingtonandFirstMerit. Published: 1/26/16 What will our combined footprint be? Our new combined footprint will be larger, including Ohio, Michigan, Wisconsin, Illinois, Pennsylvania, Indiana, West Virginia and Kentucky.

Although the Illinois and Wisconsin markets are new for Huntington’s retail branches, Huntington’s successful Auto Finance business has been operating in those markets for several years. In addition, Huntington maintains a small group of Commercial employees in greater Chicago. Published: 1/26/16 Will Huntington be maintaining a strong presence in Akron? Huntington is committed to being an active employer and corporate citizen in FirstMerit’s current headquarters town and region. Huntington plans to maintain an operational hub in Akron. Published: 1/26/16 Does Huntington stock pay a quarterly dividend? Yes. Huntington pays a quarterly dividend on its common stock. The dividend paid in January 2016 was $0.07 per share. Published: 2/16/16 (Stock-4) CAUTION REGARDING COMPENSATION AND BENEFIT PLANS These FAQs are being provided to you for information purposes only and shall not serve as an amendment or modification of any FirstMerit benefit plan, Huntington benefit plan or any individual agreement between yourself and FirstMerit or Huntington. Any information contained in these FAQs is qualified in its entirety by the terms of the Agreement and Plan of Merger by and between Huntington, FirstMerit and West Subsidiary Corporation dated January 25, 2016 (the “Merger Agreement”), and the terms of any applicable Huntington benefit plan, FirstMerit benefit plan, or individual agreement with FirstMerit or Huntington. In the event of a conflict between this summary and the terms of a Huntington benefit plan, FirstMerit benefit plan, individual agreement with FirstMerit or Huntington or the Merger Agreement, the applicable Huntington benefit plan, FirstMerit benefit plan, individual agreement with FirstMerit or Huntington or the Merger Agreement will control. CAUTION REGARDING FORWARD-LOOKING STATEMENTS This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the merger parties’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions, uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board, volatility and disruptions in global capital and credit markets; movements in interest rates; competitive pressures on product pricing and services; success, impact, and timing of Huntington’s business strategies, including market acceptance of any new products or services implementing Huntington’s “Fair Play” banking philosophy; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB, and the regulatory approval process associated with the merger; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and FirstMerit do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Huntington’s ability to complete the acquisition and integration of FirstMerit successfully; and other factors that may affect future results of Huntington and FirstMerit. Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2014 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2015, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Publications and Filings” and in other documents Huntington files with the SEC, and in FirstMerit’s Annual Report on Form 10-K for the year ended December 31, 2014 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2015, each of which is on file with the SEC and available in the “Investors” section of FirstMerit’s website, http://www.FirstMerit.com, under the heading “Publications & Filings” and in other documents FirstMerit files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Huntington nor FirstMerit assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. IMPORTANT ADDITIONAL INFORMATION In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Huntington and FirstMerit and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and FirstMerit will be submitted to FirstMerit’s stockholders and Huntington’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF HUNTINGTON AND STOCKHOLDERS OF FIRSTMERIT ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS,

BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and FirstMerit, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to FirstMerit Corporation, Attention: Thomas P. O’Malley, III Cascade Plaza, Akron, Ohio 44308, (330) 384-7019. PARTICIPANTS IN THE SOLICITATION Huntington, FirstMerit, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 12, 2015, and certain of its Current Reports on Form 8-K. Information regarding FirstMerit’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 6, 2015, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Coming Together In Partnership Huntington Customer Employee Submit a Microsite Communications Communications Question Welcome to the integration page, a resource for answers to questions, updated communications and more as we work together with Huntington to create a stronger, market-leading regional bank. As we move toward the closing of the transaction in 2016, systems integration in 2017 and beyond, you may have questions. Use the “Submit a Question” link to ask your questions and suggest topics for future communications. We will provide a response as soon as possible and answers will be posted on this page. We will have more answers as we continue through the transaction process, updating this page with new information as we get it. Be sure to check out the FAQs below and the Latest Communication page for new information. Stay tuned. Frequently Asked Questions (Updated: 2/26/16 11:00 am est) Employment—General? Employment—General Questions How many employees will join Huntington from FirstMerit?

Huntington is currently in the process of evaluating the organizational structure that will be put in place once the partnership is complete. While some duplicative work will be identified as the two companies work toward closing, we believe the combination of these two great companies will present employees with new opportunities. There will be new roles to contribute to a stronger, market-leading regional bank, enabling employees to further careers by expanding current responsibilities, skill development and increased leadership opportunities. FirstMerit branch employees with satisfactory performance will be offered job opportunities within Huntington. All FirstMerit employees will have priority access to job opportunities at Huntington throughout all of FirstMerit and Huntington’s combined footprint. We will maintain operational hubs in Flint and Akron. Published: 1/26/16 What are the next steps for FirstMerit employees? We know that you may be concerned about what impact this transaction has on your job. We will keep you updated throughout the process to help you make informed decisions during this transition. Again, FirstMerit branch employees with satisfactory performance will be offered job opportunities within Huntington. All FirstMerit employees will have priority access to job opportunities at Huntington throughout all of FirstMerit and Huntington’s combined footprint. Published: 1/26/16 When will we have access to Huntington’s current job openings? Can we begin applying for positions now? Because it is important that both companies continue to provide a seamless experience for customers throughout this partnership, FirstMerit employees must continue to operate as FirstMerit through closing and the systems conversion. We will continue to keep you updated as to when Huntington job opportunities will be available for FirstMerit employees to consider as we get closer to closing. In addition, maintaining your current employment through closing will allow your seniority with FirstMerit to carry over to Huntington.

Between now and closing, Huntington will ask you for additional information about your background and experience so we can consider you for available Huntington positions. More information from Huntington’s Human Resources team will be coming at a later date with further details. Published: 1/26/16 Will we be subject to Huntington’s pre-employment nicotine testing? No. New employees who join Huntington as part of a merger or acquisition are not required to complete pre-employment nicotine testing. However, similar to FirstMerit’s health plan, non-tobacco users pay lower premiums under Huntington’s health plan. FirstMerit employees who enroll in Huntington’s health care plan will need to disclose their tobacco status in order to receive lower health care premiums. Published: 1/26/16 I read on Huntington’s website that they are a smoke free environment: no nicotine, no patches, no gum & no vapors. So what does this mean for current FirstMerit employees who smoke? New employees who join Huntington as part of a merger or acquisition are not required to complete pre-employment nicotine testing. However, similar to FirstMerit’s health plan, non-tobacco users pay lower premiums under Huntington’s health plan. FirstMerit employees who enroll in Huntington’s health care plan will need to disclose their non-tobacco status in order to receive lower health care premiums. In addition, Huntington’s practice is to provide a safe, healthy, comfortable and productive work environment that is tobacco-free. Employees are not permitted to use tobacco (including, but not limited to, cigarettes, cigars, pipes, smokeless tobacco, chewing tobacco, snuff or snus, electronic cigarettes, or vapor cigarettes) in the following areas or during the following circumstances: ? On Huntington-owned property, including parking lots and parking garages, with the exception of within your own personal vehicle ? In any Huntington building ? In Company-owned vehicles that are used for business purposes ? At any Company-sponsored event at which an employee is representing Huntington

? Huntington’s wellness program offers many free tools and resources, including tobacco cessation programs, for those individuals who use tobacco and are ready to quit. Published: 2/16/16 (HR Policy-1) If I once worked for Huntington, how will my prior service be taken into account? If you worked for Huntington Bancshares Incorporated or one of its subsidiary or affiliate companies any time during the five-year period immediately preceding your new date of employment, then you will be given credit for those years when calculating your available Paid Time Off (PTO). Please note that the period between when you left Huntington and were rehired is not considered when calculating your available PTO. Previous employment with a company that has since merged with or been acquired by Huntington will not be considered as employment with Huntington for purposes of this calculation. Service with FirstMerit will be credited as described below. Published: 1/26/16 After the closing, will we keep our seniority from FirstMerit? Your documented service date from FirstMerit will carry over to Huntington for all purposes in any Huntington compensation or benefit plan in which you are eligible to participate following the closing (including, without limitation Paid Time Off (PTO) and leave eligibility), subject to certain exceptions as set forth in the merger agreement. Your documented service date from FirstMerit will also carry over to reflect years of service with Huntington. For example, if your documented service date with FirstMerit reflects a hire date of September 30, 2000, then your Huntington service date would also reflect September 30, 2000. As a result, you would have 16 years of service with Huntington, assuming a closing date of September 30, 2016. Published: 1/26/16 Does Huntington have paperless paystubs? Yes. Huntington has paperless paystubs that may be viewed online and/or printed. W-2s are also able to be viewed online and/or printed.

We would like to know the status of our jobs with Huntington. Are they going to keep us? As a manager, I need to know how many jobs will be retained and where those jobs will be located (Akron or Columbus). Specific employment decisions have not been made at this time. At the appropriate time, employment decisions will be communicated to all FirstMerit employees to let them know whether they will continue employment with Huntington. Published: 2/26/16 (Employment-1) If I am currently an officer with FirstMerit, will I maintain this title with Huntington assuming that I come over as a Huntington employee? FirstMerit officer titles and Huntington officer titles are generally the same. While we have not completed an individual business by business review of officer titles, our promotions criteria and process is very similar. It is not Huntington’s intention to re-evaluate current officer titles as part of the integration process. As organizational structures and staffing decisions are finalized for each group, your responsibilities, including officer titles, may change commensurate with your ongoing role. Published: 2/26/16 (Misc-3) Will current officer titles and position levels (Position level I, II, III) be considered when offering employment at Huntington? All jobs at FirstMerit will be appropriately mapped into existing job codes/descriptions at Huntington. Current FirstMerit functional titles may not be identical when mapped to Huntington. For example, an Analyst III at FirstMerit may be mapped to a Senior Analyst job title at Huntington. Published: 2/26/16 (Misc-6) What is the Huntington Bank holiday schedule?

Huntington’s practice is to provide paid Holiday Time to eligible employees of up to a maximum of nine (9) holidays per calendar year. Holiday Time is available for use by eligible employees on the date the Company designates for the holiday observance. Huntington provides paid Holiday Time in observance of the following nine (9) holidays on which the offices are generally closed unless otherwise communicated. ? New Year’s Day ? Martin Luther King Day ? Presidents’ Day ? Memorial Day ? Independence Day ? Labor Day ? Veterans Day ? Thanksgiving Day ? Christmas Day Upon closing, Huntington’s holiday schedule will be observed. Note: Huntington does not observe Columbus Day. Published: 2/26/16 (Misc-8) CAUTION REGARDING COMPENSATION AND BENEFIT PLANS These FAQs are being provided to you for information purposes only and shall not serve as an amendment or modification of any FirstMerit benefit plan, Huntington benefit plan or any individual agreement between yourself and FirstMerit or Huntington. Any information contained in these FAQs is qualified in its entirety by the terms of the Agreement and Plan of Merger by and between Huntington, FirstMerit and West Subsidiary Corporation dated January 25, 2016 (the “Merger Agreement”), and the terms of any applicable Huntington benefit plan, FirstMerit benefit plan, or individual agreement with FirstMerit or Huntington. In the event of a conflict between this summary and the terms of a Huntington benefit plan, FirstMerit benefit plan, individual agreement with FirstMerit or Huntington or the Merger Agreement, the applicable Huntington benefit plan, FirstMerit benefit plan, individual agreement with FirstMerit or Huntington or the Merger Agreement will control. CAUTION REGARDING FORWARD-LOOKING STATEMENTS This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the merger parties’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions, uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board, volatility and disruptions in global capital and credit markets; movements in interest rates; competitive pressures on product pricing and services; success, impact, and timing of Huntington’s business strategies, including market acceptance of any new products or services implementing Huntington’s “Fair Play” banking philosophy; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB, and the regulatory approval process associated with the merger; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and FirstMerit do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Huntington’s ability to complete the acquisition and integration of FirstMerit successfully; and other factors that may affect future results of Huntington and FirstMerit. Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2014 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2015, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Publications and Filings” and in other documents Huntington files with the SEC, and in FirstMerit’s Annual Report on Form 10-K for the year ended December 31, 2014 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2015, each of which is on file with the SEC and available in the “Investors” section of FirstMerit’s website, http://www.FirstMerit.com, under the heading “Publications & Filings” and in other documents FirstMerit files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Huntington nor FirstMerit assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. IMPORTANT ADDITIONAL INFORMATION In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Huntington and FirstMerit and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and FirstMerit will be submitted to FirstMerit’s stockholders and Huntington’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF HUNTINGTON AND STOCKHOLDERS OF FIRSTMERIT ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and FirstMerit, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to FirstMerit Corporation, Attention: Thomas P. O’Malley, III Cascade Plaza, Akron, Ohio 44308, (330) 384-7019. PARTICIPANTS IN THE SOLICITATION Huntington, FirstMerit, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 12, 2015, and certain of its Current Reports on Form 8-K. Information regarding FirstMerit’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 6, 2015, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Coming Together In Partnership Huntington Customer Employee Submit a Microsite Communications Communications Question Welcome to the integration page, a resource for answers to questions, updated communications and more as we work together with Huntington to create a stronger, market-leading regional bank. As we move toward the closing of the transaction in 2016, systems integration in 2017 and beyond, you may have questions. Use the “Submit a Question” link to ask your questions and suggest topics for future communications. We will provide a response as soon as possible and answers will be posted on this page. We will have more answers as we continue through the transaction process, updating this page with new information as we get it. Be sure to check out the FAQs below and the Latest Communication page for new information. Stay tuned. Frequently Asked Questions (Updated: 2/26/16 11:00 am est) Employment—Severance? Employment—Severance Questions What happens if my position is eliminated as a result of the partnership? Will I receive a severance package?

For employees whose positions are eliminated as a result of reduction in force after closing, for one year post-closing, Huntington will provide severance pay equivalent to what is outlined in FirstMerit’s current Severance Pay Policy. FirstMerit employees are encouraged to reference FirstMerit’s Severance Pay Policy in detail to fully understand severance pay qualifying calculations. You will receive credit for your years of service with FirstMerit prior to closing and your years of service with Huntington following closing under FirstMerit’s Severance Pay Policy. Huntington will share more detailed information with you at a later date if your position is eliminated. Published: 1/26/16 Could you provide Huntington’s Severance Policy? For employees whose positions are eliminated as a result of reduction in force after closing, for one year post-closing, Huntington will provide severance pay equivalent to what is outlined in FirstMerit’s current Severance Pay Policy. However, severance pay will be paid as a lump sum per the terms of the purchase agreement. FirstMerit employees are encouraged to reference FirstMerit’s Severance Pay Policy in detail to fully understand severance pay qualifying calculations. You can reference those terms by hovering over the “HR/Benefits” button on the FirstNet homepage, then clicking on the “A-Z Policies” button on the dropdown, click on A-Z Policies link on the Employee Relations homepage, and then lastly click on the link for Severance Pay Policy. You will receive credit for your years of service with FirstMerit prior to closing and your years of service with Huntington following closing under FirstMerit’s Severance Pay Policy. Huntington will share more detailed information with you at a later date if your position is eliminated. Published: 2/12/16 (Severance-7) Is the severance benefit paid out in a lump sum or it is paid at the normal pay period until the benefit is exhausted? For position eliminations with a separation date at transaction close or later, severance benefits will be paid out in a lump sum. FirstMerit employees are encouraged to reference FirstMerit’s Severance Pay Policy in detail to fully understand severance pay qualifying calculations. You can reference those terms by hovering over the “HR/Benefits” button on the FirstNet homepage, then clicking on the “A-Z Policies” button on the dropdown, click on A-Z Policies link on the Employee Relations homepage, and then lastly click on the link for Severance Pay Policy. You will receive credit for your years of service with FirstMerit prior to closing and your years of service with Huntington following closing under FirstMerit’s Severance Pay Policy. Published: 2/23/16 (Severance-8) If a FirstMerit employee’s job is eliminated and that employee is offered a job within Huntington that they choose to not accept, would that employee still be eligible for severance pay? If an employee receives an offer for a position that is comparable and declines the offer, he or she is not eligible to receive severance. Factors considered in determining whether the job is comparable include, but are not limited to, similar job duties, similar functional job title, and whether the job location is within a reasonable distance from present job location. Human Resources will work with employees on a case-by-case basis where these situations apply. Published: 2/23/16 (Severance-1) Can you take a severance package and retire simultaneously? If so, can lump sum pension funds be rolled over at that time? Yes, you can take a severance package and retire simultaneously. Lump sums from a pension and 401(k) plan can be rolled over to another qualified plan or IRA. Published: 2/23/16 (Pension-9) Will severance packages be offered to employees before legal close? How long after the close of the merger will we know if our position will be one that is kept or if we will have severance? The organization intends to communicate to all FirstMerit employees in advance of the transaction closing regarding continued employment. Information regarding the communication timeline will be provided at a later date.

If a FirstMerit employee’s position were to be eliminated prior to closing, FirstMerit would provide severance according to the FirstMerit Severance Pay Policy. Published: 2/26/16 (Severance-5,10) Will changes in our employment be made immediately, or will there be a time frame before the changes begin? If the merger is probably going to be approved in September or October, do we have reasonable expectations of being employed until at least then or the first part of 2017? This question appears to be in regards to changes in employment following transaction closing. We anticipate that position changes in connection with the merger will occur beginning at transaction closing and continue for a reasonable period of time following system conversion. As decisions are made regarding employment status post-closing, they will be communicated to employees as soon as reasonably practicable. In the event an employee’s position is eliminated between closing and 1-year post closing, Huntington will provide a lump-sum severance payment equivalent to the severance amount provided under the FirstMerit Severance Pay Policy. Published: 2/26/16 (Severance-9) Will part-time employees receive a severance package from FirstMerit? I am a part-time employee with 15+ years of service. Part-time employees whose jobs are eliminated due to the transaction between now and up to one year post-closing are eligible to receive a lump sum severance under the terms of FirstMerit’s Severance Pay Policy. For information about the terms of severance, please refer to the Severance Pay Policy. View Severance Pay Policy Published: 2/26/16 (Severance-13) Will all employees be eligible for Outplacement services?

Any FirstMerit employee who is not offered continued employment with Huntington due to position elimination will be provided with outplacement services through Lee Hecht Harrison. More detailed information on the outplacement services that will be offered will be provided at a later date. Published: 2/26/16 (Severance-16) How does severance pay affect unemployment benefits? Decisions regarding unemployment benefits are made by the state unemployment agencies, and any impact that receipt of severance pay may have on unemployment benefits may vary from state to state. This website has more information on state unemployment benefits: http://fileunemployment.org/unemployment-benefits-comparison-by-state. Generally, we have found that states do not pay unemployment benefits during the period of time covered by the severance pay. For example, if you receive a lump sum payment equivalent to 8 weeks of pay, your unemployment benefits may be delayed 8 weeks. In response to agency requests for separation information, post-closing Huntington will provide reason for separation (job elimination) and inform the agency of the amount of severance benefits paid. Published: 2/26/16 (Severance-19) CAUTION REGARDING COMPENSATION AND BENEFIT PLANS These FAQs are being provided to you for information purposes only and shall not serve as an amendment or modification of any FirstMerit benefit plan, Huntington benefit plan or any individual agreement between yourself and FirstMerit or Huntington. Any information contained in these FAQs is qualified in its entirety by the terms of the Agreement and Plan of Merger by and between Huntington, FirstMerit and West Subsidiary Corporation dated January 25, 2016 (the “Merger Agreement”), and the terms of any applicable Huntington benefit plan, FirstMerit benefit plan, or individual agreement with FirstMerit or Huntington. In the event of a conflict between this summary and the terms of a Huntington benefit plan, FirstMerit benefit plan, individual agreement with FirstMerit or Huntington or the Merger Agreement, the applicable Huntington benefit plan, FirstMerit benefit plan, individual agreement with FirstMerit or Huntington or the Merger Agreement will control. CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the merger parties’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions, uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board, volatility and disruptions in global capital and credit markets; movements in interest rates; competitive pressures on product pricing and services; success, impact, and timing of Huntington’s business strategies, including market acceptance of any new products or services implementing Huntington’s “Fair Play” banking philosophy; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB, and the regulatory approval process associated with the merger; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and FirstMerit do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Huntington’s ability to complete the acquisition and integration of FirstMerit successfully; and other factors that may affect future results of Huntington and FirstMerit. Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2014 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2015, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Publications and Filings” and in other documents Huntington files with the SEC, and in FirstMerit’s Annual Report on Form 10-K for the year ended December 31, 2014 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2015, each of which is on file with the SEC and available in the “Investors” section of FirstMerit’s website, http://www.FirstMerit.com, under the heading “Publications & Filings” and in other documents FirstMerit files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Huntington nor FirstMerit assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. IMPORTANT ADDITIONAL INFORMATION In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Huntington and FirstMerit and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and FirstMerit will be submitted to FirstMerit’s stockholders and Huntington’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF HUNTINGTON AND STOCKHOLDERS OF FIRSTMERIT ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and FirstMerit, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to FirstMerit Corporation, Attention: Thomas P. O’Malley, III Cascade Plaza, Akron, Ohio 44308, (330) 384-7019. PARTICIPANTS IN THE SOLICITATION Huntington, FirstMerit, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 12, 2015, and certain of its Current Reports on Form 8-K. Information regarding FirstMerit’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 6, 2015, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Coming Together In Partnership Huntington Customer Employee Submit a Microsite Communications Communications Question Welcome to the integration page, a resource for answers to questions, updated communications and more as we work together with Huntington to create a stronger, market-leading regional bank. As we move toward the closing of the transaction in 2016, systems integration in 2017 and beyond, you may have questions. Use the “Submit a Question” link to ask your questions and suggest topics for future communications. We will provide a response as soon as possible and answers will be posted on this page. We will have more answers as we continue through the transaction process, updating this page with new information as we get it. Be sure to check out the FAQs below and the Latest Communication page for new information. Stay tuned. Frequently Asked Questions (Updated: 2/26/16 11:00 am est) 401(k)/Pension/Retirement? 401(k)/Pension/Retirement Questions Are there going to be any buy out or early retirement options?

No. It is not currently expected that Huntington will be offering any buy out or early retirement options in connection with the merger. Eligible employees whose positions are eliminated between closing and 1-year post closing will be offered severance benefits under the FirstMerit’s current Severance Pay Policy. Published: 2/26/16 (Retirement-4) Does Huntington offer a 401(k) plan with a company match? Huntington offers a 401(k) plan for employees. Colleagues may contribute from 1% to 75% of their base pay on a pre-tax and/or after-tax (Roth) basis. Huntington matches colleagues’ contributions dollar-for-dollar, up to the first 4% of their pay. In addition to matching contributions, there is the opportunity for profit sharing contributions, depending upon Huntington’s financial performance. In 2015 and 2016, Huntington colleagues received an additional contribution of 1% of pay as a result of Huntington’s 2014 and 2015 financial performance. Matching contributions are 100% vested after two years of service and profit sharing contributions are 100% vested after three years of service. Prior service with FirstMerit will be counted for purposes of vesting in both employer matching and profit sharing contributions. At this time, First-Merit employees will remain on their 401(k) plan. Post-closing, they will be eligible to join Huntington’s 401(k) Plan. Published: 1/26/16 What if I want to retire? To qualify for FirstMerit retirement, you must have 5 years of vesting service and be at least age 65. In order to retire prior to 65, you must have 15 years of vesting service and minimum age 55. For more information on FirstMerit retirement, visit: http://firstnet.firstmerit.com/Human_Resources/Benefits.asp. Frozen Pension Plan: If you are a participant in the frozen pension plans for FirstMerit/Citizens Bank, your pension is a protected benefit. For details about the plans go to https://pension.hewitt.com/firstmerit. Published: 2/8/16

What will happen to my FirstMerit 401(k) Plan loan if my employment terminates either before or after the financial close of the merger? The potential merger between FirstMerit and Huntington does not change the FirstMerit 401 (k) rules related to the treatment of outstanding loans upon an employee’s termination of employment. The FirstMerit 401(k) does not permit participants to continue making 401(k) loan payments after their employment terminates, regardless of whether this occurs before or after the transaction closes. When an employee’s employment terminates for any reason, the 401(k) loan must be repaid in full or the loan balance will be distributed and taxed. If the loan is not repaid, it will be considered a distribution from the FirstMerit 401(k) and it will be reported on an Internal Revenue Service Form 1099R. Employees with questions about their FirstMerit 401(k) loans at termination of employment should contact the FirstMerit Plan administrator, Charles Schwab at 800-724-7526 or https://workplace.schwab.com. Published: 2/16/16 (401k-6) Will there be a pension plan available through Huntington? FirstMerit employees will not be eligible to participate in Huntington’s pension plan. Huntington employees no longer earn benefits under its pension plan. Huntington’s pension plan was closed to new participants in January of 2010 and frozen for all participants effective December 31, 2013. To help employees save for retirement, Huntington offers a 401(k) Plan that matches 100% of employee deferrals, up to a maximum of 4% of base pay. In addition, Huntington colleagues have the opportunity to receive discretionary profit sharing contributions of up to 6% of base pay (up to IRS limits) in the 401(k) Plan. Discretionary profit sharing contributions are made to employees’ accounts in the 401(k) Plan based upon Huntington’s financial performance—the stronger the performance, the higher the contribution. All Huntington employees with 12 months of service and employed on the last day of the plan year are eligible for profit sharing contributions, regardless of whether they contribute to the 401(k) Plan. Service with First Merit will count toward the 12 month requirement for First Merit employees who become Huntington employees as of the financial close.

Huntington made a discretionary profit sharing contribution in 2015 (for 2014 financial performance) and has announced a 1% profit sharing contribution to be contributed in February (for 2015 financial performance). Published: 2/16/16 (Pension-6) CAUTION REGARDING COMPENSATION AND BENEFIT PLANS These FAQs are being provided to you for information purposes only and shall not serve as an amendment or modification of any FirstMerit benefit plan, Huntington benefit plan or any individual agreement between yourself and FirstMerit or Huntington. Any information contained in these FAQs is qualified in its entirety by the terms of the Agreement and Plan of Merger by and between Huntington, FirstMerit and West Subsidiary Corporation dated January 25, 2016 (the “Merger Agreement”), and the terms of any applicable Huntington benefit plan, FirstMerit benefit plan, or individual agreement with FirstMerit or Huntington. In the event of a conflict between this summary and the terms of a Huntington benefit plan, FirstMerit benefit plan, individual agreement with FirstMerit or Huntington or the Merger Agreement, the applicable Huntington benefit plan, FirstMerit benefit plan, individual agreement with FirstMerit or Huntington or the Merger Agreement will control. CAUTION REGARDING FORWARD-LOOKING STATEMENTS This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the merger parties’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions, uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board, volatility and disruptions in global capital and credit markets; movements in interest rates; competitive pressures on product pricing and services; success, impact, and timing of Huntington’s business strategies, including market acceptance of any new products or services implementing Huntington’s “Fair Play” banking philosophy; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB, and the regulatory approval process associated with the merger; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and FirstMerit do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Huntington’s ability to complete the acquisition and integration of FirstMerit successfully; and other factors that may affect future results of Huntington and FirstMerit. Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2014 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2015, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Publications and Filings” and in other documents Huntington files with the SEC, and in FirstMerit’s Annual Report on Form 10-K for the year ended December 31, 2014 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2015, each of which is on file with the SEC and available in the “Investors” section of FirstMerit’s website, http://www.FirstMerit.com, under the heading “Publications & Filings” and in other documents FirstMerit files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Huntington nor FirstMerit assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. IMPORTANT ADDITIONAL INFORMATION In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Huntington and FirstMerit and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and FirstMerit will be submitted to FirstMerit’s stockholders and Huntington’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF HUNTINGTON AND STOCKHOLDERS OF FIRSTMERIT ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and FirstMerit, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to FirstMerit Corporation, Attention: Thomas P. O’Malley, III Cascade Plaza, Akron, Ohio 44308, (330) 384-7019. PARTICIPANTS IN THE SOLICITATION Huntington, FirstMerit, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 12, 2015, and certain of its Current Reports on Form 8-K. Information regarding FirstMerit’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 6, 2015, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Coming Together In Partnership Huntington Customer Employee Submit a Microsite Communications Communications Question Welcome to the integration page, a resource for answers to questions, updated communications and more as we work together with Huntington to create a stronger, market-leading regional bank. As we move toward the closing of the transaction in 2016, systems integration in 2017 and beyond, you may have questions. Use the “Submit a Question” link to ask your questions and suggest topics for future communications. We will provide a response as soon as possible and answers will be posted on this page. We will have more answers as we continue through the transaction process, updating this page with new information as we get it. Be sure to check out the FAQs below and the Latest Communication page for new information. Stay tuned. Frequently Asked Questions (Updated: 2/26/16 11:00 am est) Benefits? Benefit Questions I was just wondering if I have already booked a vacation for the end of this year (November) if I will still be able to go if it is during the time of conversion.

As long as the PTO is approved by your manager, the PTO may be utilized. Published: 2/26/16 (PTO-5) What health insurance company does Huntington Bank use? What percentage do employees pay for their health insurance? At Huntington, employees can choose from a variety of medical vendors, depending upon where they live. The table below illustrates the vendors currently available throughout Huntington’s current geographic footprint. Prescription drug coverage for all vendors is provided through Caremark. ? Northeast Ohio: Anthem, Aultcare, Medical Mutual of Ohio ? Eastern Ohio: Anthem, Medical Mutual of Ohio ? Central/Southern/Northern Ohio: Anthem, Medical Mutual of Ohio ? Northwest Ohio: Anthem, Medical Mutual of Ohio, Paramount ? Southern Michigan: Anthem, Paramount ? Pennsylvania/West Virginia: Anthem, UPMC ? All Locations: Anthem The percentage a Huntington employee pays for health care coverage depends upon the employee’s base salary level, coverage level elected, whether or not the employee and/or his or her adult dependent is a tobacco user, and whether or not the employee is paying an Adult Dependent Surcharge. Huntington also offers a Wellness Program that encourages employees to take care of their own health by rewarding them for the healthy actions they take. By participating in wellness activities that fit their lifestyle, employees earn Wellness Dollars that are contributed to their Health Savings Accounts (HSAs). These funds can then be used to offset out-of-pocket costs for things like medical expenses and prescription drugs. Employees that maximize this opportunity can earn enough Wellness Dollars to reduce the deductible in Huntington’s most popular medical plan option in half. Although many factors can impact a company’s medical expenses, our employees’ participation in our Wellness Program has helped keep premium increases low for the past several years. For example, employees saw no increase in their premium rates from 2015 to 2016. Published: 2/26/16 (HR Medical-3)

Under FirstMerits health plan, if a spouse is offered benefits through their employer and pay less than 50% of the premiums for that coverage, we are not able to cover them under our insurance policy. Will this situation change with the transition to Huntington or will this stipulation remain in place? Huntington permits its employees to enroll eligible dependents in its health care plan even if other coverage is available through that dependent’s employer. However, Huntington does have an Adult Dependent Surcharge. Employees who enroll a spouse under Huntington’s health care plan must certify at the point of enrollment whether or not their spouse has other coverage available through his or her employer. Employees that choose to enroll their spouse when other coverage is available will pay an additional surcharge. This surcharge is in addition to the normal applicable rate for the coverage being elected. Published: 2/26/16 (HR Medical-6) On FirstNet, it states that Huntington offers education reimbursement for a 2 year or 4 year degree program. Does that include a 2 year Master’s Degree program? The requirement for a degree program is met if the courses taken are leading to a degree program as follows: Undergraduate programs that are Associate (two-year) or Bachelor (four-year) degree programs with business or job-related degrees as determined by Huntington; OR Graduate programs for MBAs or job-related Master’s degrees. You may be required to submit documentation from your college/university regarding your degree program. Some examples of degree programs that would meet this requirement are programs in business, accounting, finance, public relations, marketing, communications, human resources or computer information systems. Published: 2/26/16 (HR Policy-6) How do Huntington’s benefits compare to FirstMerit’s?

Huntington offers comprehensive benefits through its Huntington Total Health program, including medical/prescription drug, dental, vision, life insurance and disability coverage; a 401(k) plan with a profit sharing opportunity; paid time off; and others. With Huntington Total Health, the goal is to “live life well”—physically, financially, personally and professionally. That’s why Huntington also offers a comprehensive wellness program that allows colleagues who participate the opportunity to earn wellness dollars that are contributed into health savings accounts (HSA). These funds can be used to help pay for out-of-pocket expenses under Huntington’s health care plan. Through the wellness program, colleagues have access to a state-of-the-art wellness website that offers many resources and the opportunity to participate in wellness-related activities. In addition, a Benefits Overview will be provided soon, along with access to a website with more information about the benefits offered at Huntington. Huntington has not finalized any decisions regarding the treatment of FirstMerit’s benefit programs and other Human Resources policies and practices post-closing. Huntington will evaluate FirstMerit’s benefit programs and other Human Resources policies and practices and determine how to best align these items within this new partnership. Published: 1/26/16 How will Huntington treat personal time, vacation time and holiday time with FirstMerit following the closing? Huntington provides a flexible Paid Time Off (PTO) program for both full-time and part-time employees on an annual basis to provide employees with time away from work to balance work and personal life. PTO may be used for a variety of reasons, including, but not limited to, vacation, celebration of non-Huntington observed holidays, illness, appointments and other personal situations. Huntington will fully review the treatment of FirstMerit’s personal time, vacation time and holiday time policies and programs for integration post-closing. Published: 1/26/16 How much vacation time do you earn at Huntington/how is it calculated?

To help employees balance work and personal life, Huntington provides Paid Time Off (PTO) for full-time and part-time employees. The PTO program is designed to be flexible so employees can use their time off work to best fit their needs or circumstances. PTO may be used to take time away from work for things like vacation, personal or family illnesses, personal time for appointments, emergencies, celebration of non-Huntington observed holidays, school or social events. The amount of PTO employees are eligible to receive is based upon their employment classification, salary grade and length of service with Huntington. Service with FirstMerit will count when determining the amount of PTO at Huntington for those FirstMerit employees who join Huntington at the financial close. PTO for full-time employees with less than five years of service ranges between 16 days and 26 days, depending upon salary grade. PTO for full time employees with between five and 14 years of service ranges between 22 days and 27 days, depending upon salary grade. Full time employees with 15 or more years of service receive 27 days of PTO regardless of salary grade. Published: 2/12/16 (PTO-4) At Huntington, what happens to any Paid Time Off (PTO) that I don’t use during the year? Am I able to bank the time or is it forfeited? Huntington’s Paid Time Off (PTO) program does not allow unused PTO to be carried over into another calendar year. However, if a Huntington business need prevents you from being able to use your PTO, your manager can approve payout of any unused PTO by submitting a special form to Payroll at the end of the year. Payout of unused PTO due to a Huntington business need is typically paid out in January of the following calendar year. Huntington is aware that FirstMerit currently has a carry-over option for PTO. After Huntington has determined how FirstMerit’s PTO will be transitioned to Huntington, additional information will be provided. Published: 1/26/16 What will happen to my benefits?

The current plan is to maintain FirstMerit’s health and welfare benefits through December 31, 2016 as long as you are actively employed. There is nothing you need to do now. You may continue to use your medical, dental, vision, flexible spending account and any other benefits in which you are currently enrolled in accordance with respective plans. Published: 2/8/16 How does this impact a leave of absence? Through the end of 2016, any leave of absence requests will continue to be processed through Prudential, FirstMerit’s leave administrator. More information on Huntington’s leave program will be forwarded as it becomes available, including information for anyone on leave during the transition. Published: 2/8/16 Who do I call with questions on my benefits? ? Any questions on your benefits should be directed to the FirstMerit Benefit Center at 877?231?5977. ? If you have individual questions on claims being paid, contact your carrier directly. ? Questions on the 401k should be directed to Schwab at 800?724?7526. You can also check your balance by going to Schwab’s website at https://workplace.schwab.com. ? To check the balance in your flexible spending account, contact NEO Administration at 800?775?3539, or go to their website at www.flexneo.com. ? If you are going on leave or have questions on your leave, contact Prudential at 877?367?7781. As a reminder, our Employee Assistance Program is available to help any employees or family members with personal or work?related issues. You can contact them directly at 800?227?6007. Published: 2/8/16 Does Huntington offer educational reimbursement as a part of the benefits package?

Yes. Huntington offers tuition reimbursement to eligible employees (minimum of 90 days of service which would include your service date at FirstMerit; and working in a job classification of 20 or more hours/week) to reimburse all or a portion of the tuition for business and/or job-related accredited college or university courses toward a 2-year or 4 year degree program. In addition, American Institute of Banking courses are eligible for reimbursement. The maximum amount of tuition reimbursement an eligible employee may receive each calendar year is $5,250. Please note that tuition reimbursement may be considered taxable income to recipients. Published: 2/16/16 (HR Policy-3) In regards to our employee discounts, does Huntington have a partnership with Verizon like FirstMerit does? Does Huntington offer the Corporate Perks like FirstMerit does? Huntington employees have access to substantial corporate discounts on Huntington products and services including free checking, along with reduced rates on credit cards, loans, and other banking products and services that make banking at Huntington a smart choice. In addition, Huntington has partnered with many of its business customers to provide employee discounts on products and services. These include discounts on a variety of mobile devices. As we get closer to the transaction close we will communicate Huntington’s broad array of discounts in more detail. Published: 2/16/16 (Misc-4) CAUTION REGARDING COMPENSATION AND BENEFIT PLANS These FAQs are being provided to you for information purposes only and shall not serve as an amendment or modification of any FirstMerit benefit plan, Huntington benefit plan or any individual agreement between yourself and FirstMerit or Huntington. Any information contained in these FAQs is qualified in its entirety by the terms of the Agreement and Plan of Merger by and between Huntington, FirstMerit and West Subsidiary Corporation dated January 25, 2016 (the “Merger Agreement”), and the terms of any applicable Huntington benefit plan, FirstMerit benefit plan, or individual agreement with FirstMerit or Huntington. In the event of a conflict between this summary and the terms of a Huntington benefit plan, FirstMerit benefit plan, individual agreement with FirstMerit or Huntington or the Merger Agreement, the applicable Huntington benefit plan, FirstMerit benefit plan, individual agreement with FirstMerit or Huntington or the Merger Agreement will control. CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the merger parties’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions, uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board, volatility and disruptions in global capital and credit markets; movements in interest rates; competitive pressures on product pricing and services; success, impact, and timing of Huntington’s business strategies, including market acceptance of any new products or services implementing Huntington’s “Fair Play” banking philosophy; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB, and the regulatory approval process associated with the merger; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and FirstMerit do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Huntington’s ability to complete the acquisition and integration of FirstMerit successfully; and other factors that may affect future results of Huntington and FirstMerit. Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2014 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2015, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Publications and Filings” and in other documents Huntington files with the SEC, and in FirstMerit’s Annual Report on Form 10-K for the year ended December 31, 2014 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2015, each of which is on file with the SEC and available in the “Investors” section of FirstMerit’s website, http://www.FirstMerit.com, under the heading “Publications & Filings” and in other documents FirstMerit files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Huntington nor FirstMerit assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. IMPORTANT ADDITIONAL INFORMATION In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Huntington and FirstMerit and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and FirstMerit will be submitted to FirstMerit’s stockholders and Huntington’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF HUNTINGTON AND STOCKHOLDERS OF FIRSTMERIT ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and FirstMerit, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to FirstMerit Corporation, Attention: Thomas P. O’Malley, III Cascade Plaza, Akron, Ohio 44308, (330) 384-7019. PARTICIPANTS IN THE SOLICITATION Huntington, FirstMerit, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 12, 2015, and certain of its Current Reports on Form 8-K. Information regarding FirstMerit’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 6, 2015, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Coming Together In Partnership Huntington Customer Employee Submit a Microsite Communications Communications Question Welcome to the integration page, a resource for answers to questions, updated communications and more as we work together with Huntington to create a stronger, market-leading regional bank. As we move toward the closing of the transaction in 2016, systems integration in 2017 and beyond, you may have questions. Use the “Submit a Question” link to ask your questions and suggest topics for future communications. We will provide a response as soon as possible and answers will be posted on this page. We will have more answers as we continue through the transaction process, updating this page with new information as we get it. Be sure to check out the FAQs below and the Latest Communication page for new information. Stay tuned. Frequently Asked Questions (Updated: 2/26/16 11:00 am est) Branches? Branch Questions Are we extending the Saturday hours for branches?

In general, most of Huntington’s traditional branches have the same hours Monday through Saturday and their in-stores offices Monday through Sunday. However, there are exceptions based on the branch’s location and the customer demand in the market. Final decisions on branch locations and hours have not yet been completed. We will let you know once those decisions have been made. Published: 2/26/16 I noticed that the drive thru is open earlier than the lobby. Will we be doing the same? In general, most branches/drive-thrus at Huntington have the same hours. However, there are exceptions based on the branch’s location and the customer demand in the market. Final decisions on branch locations and hours have not yet been completed. We will let you know once those decisions have been made. Published: 2/26/16 What information is available about Huntington’s retail apparel? In the Huntington apparel program, business professional pants, suits, skirts, belts and shoes must be black. Denim, khaki clothing or casual capri pants, shorts or cargo pants are inappropriate. Footwear that is outside of Huntington’s appropriate guidelines includes athletic shoes, slippers, moccasins, canvas/dockside shoes, flip flops, or thong-type sandals, and boots above the knee. We are working now to determine the dates when we can allow access to the Huntington career apparel site, which includes the apparel guidelines. We do expect to have access in place so apparel can be ordered in advance of the need. Published: 2/26/16 Will Huntington be closing any branches? There will be some branch consolidations as a result of this transaction due to overlap in the current Retail branch network. In addition, in some markets, Huntington will be required to divest FirstMerit branches due to market concentration concerns. The extent of the divestiture is subject to regulatory review and approval.

Both companies’ branch distribution networks will be reviewed to determine how to give customers the most convenience and continued excellent customer service. However, no final decisions on which branches will be consolidated have been made. Huntington will proactively communicate branch consolidation information after those final decisions have been made. In the meantime, it is important that both companies separately continue to provide a seamless experience for customers. Published: 1/26/16 Tell me more about the branches that will be divested. The extent of the divestiture including the particular branches is subject to regulatory review and approval. Published: 1/26/16 Will our current branch hours change? Huntington is currently evaluating all branch hours to ensure that they appropriately meet the needs of our customers. Once specific operating hours for each branch have been finalized, we will share that information with you. Many of Huntington’s traditional branches are open until 2 p.m. on Saturdays to better serve our customers. Huntington also operates branches in select Meijer grocery stores in Michigan and select Giant Eagle grocery stores in Ohio. These branches are open 7 days a week. Published: 1/26/16 Can you tell us about the job titles that are available in Huntington Retail branches? Huntington’s job titles match up well with FirstMerit’s, but have slightly different names. The following job titles are available in our traditional Retail branches: Branch Manager 1, Branch Manager 2, Assistant Branch Manager, Personal Banker, Personal Banker—Senior, Teller Supervisor, Teller, Teller – Senior, and Float Teller.

The following job titles are available in our In-store Retail branches: Banking Manager In-Store, Banking Co-Manager In-Store, Personal Banker In-Store, Personal Banker Senior In-Store and Personal Banker Team Lead In-store. Published: 1/26/16 Can you tell us about career apparel at Huntington? Huntington’s “Welcome” culture thrives on a customer-centric brand, which includes award-winning career apparel for branch colleagues. After closing, FirstMerit employees will be provided with an allowance to purchase Huntington career apparel. Published: 1/26/16 CAUTION REGARDING COMPENSATION AND BENEFIT PLANS These FAQs are being provided to you for information purposes only and shall not serve as an amendment or modification of any FirstMerit benefit plan, Huntington benefit plan or any individual agreement between yourself and FirstMerit or Huntington. Any information contained in these FAQs is qualified in its entirety by the terms of the Agreement and Plan of Merger by and between Huntington, FirstMerit and West Subsidiary Corporation dated January 25, 2016 (the “Merger Agreement”), and the terms of any applicable Huntington benefit plan, FirstMerit benefit plan, or individual agreement with FirstMerit or Huntington. In the event of a conflict between this summary and the terms of a Huntington benefit plan, FirstMerit benefit plan, individual agreement with FirstMerit or Huntington or the Merger Agreement, the applicable Huntington benefit plan, FirstMerit benefit plan, individual agreement with FirstMerit or Huntington or the Merger Agreement will control. CAUTION REGARDING FORWARD-LOOKING STATEMENTS This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the merger parties’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions, uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board, volatility and disruptions in global capital and credit markets;

movements in interest rates; competitive pressures on product pricing and services; success, impact, and timing of Huntington’s business strategies, including market acceptance of any new products or services implementing Huntington’s “Fair Play” banking philosophy; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB, and the regulatory approval process associated with the merger; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and FirstMerit do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Huntington’s ability to complete the acquisition and integration of FirstMerit successfully; and other factors that may affect future results of Huntington and FirstMerit. Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2014 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2015, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Publications and Filings” and in other documents Huntington files with the SEC, and in FirstMerit’s Annual Report on Form 10-K for the year ended December 31, 2014 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2015, each of which is on file with the SEC and available in the “Investors” section of FirstMerit’s website, http://www.FirstMerit.com, under the heading “Publications & Filings” and in other documents FirstMerit files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Huntington nor FirstMerit assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. IMPORTANT ADDITIONAL INFORMATION In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Huntington and FirstMerit and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and FirstMerit will be submitted to FirstMerit’s stockholders and Huntington’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF HUNTINGTON AND STOCKHOLDERS OF FIRSTMERIT ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and FirstMerit, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to FirstMerit Corporation, Attention: Thomas P. O’Malley, III Cascade Plaza, Akron, Ohio 44308, (330) 384-7019. PARTICIPANTS IN THE SOLICITATION

Huntington, FirstMerit, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 12, 2015, and certain of its Current Reports on Form 8-K. Information regarding FirstMerit’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 6, 2015, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Coming Together In Partnership Huntington Customer Employee Submit a Microsite Communications Communications Question Welcome to the integration page, a resource for answers to questions, updated communications and more as we work together with Huntington to create a stronger, market-leading regional bank. As we move toward the closing of the transaction in 2016, systems integration in 2017 and beyond, you may have questions. Use the “Submit a Question” link to ask your questions and suggest topics for future communications. We will provide a response as soon as possible and answers will be posted on this page. We will have more answers as we continue through the transaction process, updating this page with new information as we get it. Be sure to check out the FAQs below and the Latest Communication page for new information. Stay tuned. Frequently Asked Questions (Updated: 2/26/16 11:00 am est) Culture? Culture Questions Tell me about Huntington’s culture.

Huntington is known for its welcoming culture and always works to look beyond account numbers and connect with the person. It’s in Huntington’s core to do what’s right by colleagues and customers alike. Huntington also has 7 Core Values, which not only represent the foundation of the company, they guide colleagues in everything they do. They keep everyone, at every level, focused on doing the right thing: ACCOUNTABILITY – Own it COMMUNICATION – Have open, honest and collaborative dialogue CONTINUOUS IMPROVEMENT – Always getting better INCLUSION – Be open-minded to all PASSION – Act with positive and persistent pursuit of results SERVICE – Earn customer loyalty for life TEAMWORK – Work with and look out for each other Published: 1/26/16 What is Huntington’s philanthropic philosophy? Like FirstMerit, Huntington believes in giving back to the communities through our financial contributions and volunteerism. Every year, Huntington works to strengthen our communities by investing millions of dollars and thousands of volunteer hours, both by rolling up our sleeves and through leadership roles, throughout the regions we serve. We are both good community partners in the towns and cities in which we do business. We understand and serve the unique needs of our communities. Huntington and FirstMerit share a strong commitment of creating innovative partnerships with civic, government, nonprofit and neighborhood groups to ensure our local communities thrive. As part of our ongoing commitment to the shared communities we serve, we will be funding the Huntington Foundation with $5 million to serve our shared markets and creating a new Huntington Foundation, located in in Akron, that will invest $20 million over the next ten years. Published: 1/26/16 Who can answer my questions about this transaction?

We know there will be many questions about how this transaction impacts employees, especially where there are duplicative locations, branches and departments. It is our collective commitment to keep employees informed as soon as decisions are made and to treat every employee with the utmost dignity and respect throughout this process. You can expect regular updates about the transition process. FirstMerit is also committed to answering your questions throughout the process – on calls, in town halls and through email. Please realize that some of the answers to your questions won’t be available right away, as the details of the transition are still being finalized. A special email box for this transaction has been established, where you can ask questions and provide topics for future communications: IntegrationQuestions@firstmerit.com. If appropriate and legally permitted, FirstMerit will be making answers to general questions available to you via your intranet. And personal questions can also be submitted via this same email box. FirstMerit will answer those personally to the individual that asks the question as long as contact information is provided. Published: 1/26/16 CAUTION REGARDING COMPENSATION AND BENEFIT PLANS These FAQs are being provided to you for information purposes only and shall not serve as an amendment or modification of any FirstMerit benefit plan, Huntington benefit plan or any individual agreement between yourself and FirstMerit or Huntington. Any information contained in these FAQs is qualified in its entirety by the terms of the Agreement and Plan of Merger by and between Huntington, FirstMerit and West Subsidiary Corporation dated January 25, 2016 (the “Merger Agreement”), and the terms of any applicable Huntington benefit plan, FirstMerit benefit plan, or individual agreement with FirstMerit or Huntington. In the event of a conflict between this summary and the terms of a Huntington benefit plan, FirstMerit benefit plan, individual agreement with FirstMerit or Huntington or the Merger Agreement, the applicable Huntington benefit plan, FirstMerit benefit plan, individual agreement with FirstMerit or Huntington or the Merger Agreement will control. CAUTION REGARDING FORWARD-LOOKING STATEMENTS This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the merger parties’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions, uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board, volatility and disruptions in global capital and credit markets; movements in interest rates; competitive pressures on product pricing and services; success, impact, and timing of Huntington’s business strategies, including market acceptance of any new products or services implementing Huntington’s “Fair Play” banking philosophy; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB, and the regulatory approval process associated with the merger; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and FirstMerit do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Huntington’s ability to complete the acquisition and integration of FirstMerit successfully; and other factors that may affect future results of Huntington and FirstMerit. Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2014 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2015, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Publications and Filings” and in other documents Huntington files with the SEC, and in FirstMerit’s Annual Report on Form 10-K for the year ended December 31, 2014 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2015, each of which is on file with the SEC and available in the “Investors” section of FirstMerit’s website, http://www.FirstMerit.com, under the heading “Publications & Filings” and in other documents FirstMerit files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Huntington nor FirstMerit assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. IMPORTANT ADDITIONAL INFORMATION In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Huntington and FirstMerit and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and FirstMerit will be submitted to FirstMerit’s stockholders and Huntington’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF HUNTINGTON AND STOCKHOLDERS OF FIRSTMERIT ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and FirstMerit, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to FirstMerit Corporation, Attention: Thomas P. O’Malley, III Cascade Plaza, Akron, Ohio 44308, (330) 384-7019. PARTICIPANTS IN THE SOLICITATION Huntington, FirstMerit, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 12, 2015, and certain of its Current Reports on Form 8-K. Information regarding FirstMerit’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 6, 2015, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Coming Together In Partnership Huntington Customer Employee Submit a Microsite Communications Communications Question Welcome to the integration page, a resource for answers to questions, updated communications and more as we work together with Huntington to create a stronger, market-leading regional bank. As we move toward the closing of the transaction in 2016, systems integration in 2017 and beyond, you may have questions. Use the “Submit a Question” link to ask your questions and suggest topics for future communications. We will provide a response as soon as possible and answers will be posted on this page. We will have more answers as we continue through the transaction process, updating this page with new information as we get it. Be sure to check out the FAQs below and the Latest Communication page for new information. Stay tuned. Frequently Asked Questions (Updated: 2/26/16 11:00 am est) Product—General? Product—General Questions I just had a client call to ask if his new Private Banking Line of Credit will convert over to Huntington Bank. His question is that he has a plan to use the Line of Credit funds soon to start with the construction of a new home and his concern is that the Line of Credit will not be available to him after closing. Will this product be converted or at least grandfathered? Huntington is in the process of aligning the private banking products and services of Huntington and FirstMerit. While there may be some feature and benefit differences, you should feel confident opening new FirstMerit PrivateBank Lines of Credit and having your clients draw on existing FirstMerit Lines of Credit. Published: 2/26/16 What are we to tell FMER prospects and clients regarding the future of our Merchant Services capabilities? Can prospects that sign up as new clients now expect that there will be no change to their provider or service when integration is complete? We fully expect there will be no change to First Data as a Merchant Services provider, and that the services clients are enrolled in will continue. As with any merchant banking relationship, the clients must be AML-BSA compliant and credit-worthy. Published: 2/26/16 How does Huntington handle Merchant Services? What is the likelihood that the existing FirstMerit process will be retained through the integration? Huntington uses First Data Merchant Services for its merchant processing and provides many of the available First Data products to its clients, including Clover, Perka, Insightics and others. The integration teams will evaluate available options for Merchant Services processing going forward. Published: 2/26/16 Does Huntington have a lockbox product? Is it in-house or outsourced to another institution for processing? Huntington provides a full suite of lockbox services to its clients, including Wholesale, Retail and Wholetail lockbox. Huntington owns and operates four in-house lockbox processing locations in Columbus, Cleveland, Cincinnati and Indianapolis.

Published: 2/26/16 Does Huntington have any accounts that would be similar to our Workplace Platinum accounts or do you have any accounts specified for senior citizens? Huntington’s products and services support their FairPlay strategy. As a result, they provide Asterisk Free Checking, 24-Hr Grace, All Day Deposits, No Fee for ODP Transfers, and favorable rates and pricing across their products. These are offered to all of their customers. They don’t provide discounts or products for specific employers or customer segments, such as senior citizens. Published: 2/26/16 What happens to our customers who sign up for a 12-month Rewards Master Card (or even the standard card)? Will the credit cards still be honored with the 0% APR for 12 months (or 6 on the standard) and the balance transfer at 0% within the first 30 days? All introductory promotional APR offers will be honored to customers who have signed up for the FirstMerit credit card. Huntington is still evaluating how FirstMerit’s products and services relate to Huntington’s products and services. Huntington has not yet made any final decisions on existing credit card products, but we will let you know once those decisions have been made. In Huntington’s Voice Credit Card portfolio, they routinely provide a Balance Transfer offer for 12 months at 0% with a 3% one-time fee. Published: 2/26/16 What will happen to their FirstMerit Credit Card once we become Huntington Bank? Will the FirstMerit Credit Card automatically turn into a Huntington Bank Credit Card? Huntington is still evaluating how FirstMerit’s products and services relate to Huntington’s products and services. Final decisions on credit card products have not yet been made, but we will let you know once those decisions have been made. Published: 2/26/16

CAUTION REGARDING COMPENSATION AND BENEFIT PLANS These FAQs are being provided to you for information purposes only and shall not serve as an amendment or modification of any FirstMerit benefit plan, Huntington benefit plan or any individual agreement between yourself and FirstMerit or Huntington. Any information contained in these FAQs is qualified in its entirety by the terms of the Agreement and Plan of Merger by and between Huntington, FirstMerit and West Subsidiary Corporation dated January 25, 2016 (the “Merger Agreement”), and the terms of any applicable Huntington benefit plan, FirstMerit benefit plan, or individual agreement with FirstMerit or Huntington. In the event of a conflict between this summary and the terms of a Huntington benefit plan, FirstMerit benefit plan, individual agreement with FirstMerit or Huntington or the Merger Agreement, the applicable Huntington benefit plan, FirstMerit benefit plan, individual agreement with FirstMerit or Huntington or the Merger Agreement will control. CAUTION REGARDING FORWARD-LOOKING STATEMENTS This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the merger parties’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions, uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board, volatility and disruptions in global capital and credit markets; movements in interest rates; competitive pressures on product pricing and services; success, impact, and timing of Huntington’s business strategies, including market acceptance of any new products or services implementing Huntington’s “Fair Play” banking philosophy; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB, and the regulatory approval process associated with the merger; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and FirstMerit do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Huntington’s ability to complete the acquisition and integration of FirstMerit successfully; and other factors that may affect future results of Huntington and FirstMerit. Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2014 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2015, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Publications and Filings” and in other documents Huntington files with the SEC, and in FirstMerit’s Annual Report on Form 10-K for the year ended December 31, 2014 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2015, each of which is on file with the SEC and available in the “Investors” section of FirstMerit’s website, http://www.FirstMerit.com, under the heading “Publications & Filings” and in other documents FirstMerit files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Huntington nor FirstMerit assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. IMPORTANT ADDITIONAL INFORMATION In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Huntington and FirstMerit and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and FirstMerit will be submitted to FirstMerit’s stockholders and Huntington’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF HUNTINGTON AND STOCKHOLDERS OF FIRSTMERIT ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and FirstMerit, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to FirstMerit Corporation, Attention: Thomas P. O’Malley, III Cascade Plaza, Akron, Ohio 44308, (330) 384-7019. PARTICIPANTS IN THE SOLICITATION Huntington, FirstMerit, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 12, 2015, and certain of its Current Reports on Form 8-K. Information regarding FirstMerit’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 6, 2015, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Coming Together In Partnership Huntington Customer Employee Submit a Microsite Communications Communications Question Welcome to the integration page, a resource for answers to questions, updated communications and more as we work together with Huntington to create a stronger, market-leading regional bank. As we move toward the closing of the transaction in 2016, systems integration in 2017 and beyond, you may have questions. Use the “Submit a Question” link to ask your questions and suggest topics for future communications. We will provide a response as soon as possible and answers will be posted on this page. We will have more answers as we continue through the transaction process, updating this page with new information as we get it. Be sure to check out the FAQs below and the Latest Communication page for new information. Stay tuned. Frequently Asked Questions (Updated: 2/26/16 11:00 am est) Product—Mortgage? Product—Mortgage Questions Is the plan for Huntington to service our existing mortgage portfolio? Either way, where will mortgage loan servicing be located geographically?

Huntington is currently in the process of evaluating the servicing of the existing mortgage portfolio once the merger is complete, including the location of servicing employees. We will let you know once a final decision has been made. Huntington traditionally services its own portfolio, including loans that have been originated and sold to the GSEs. Huntington currently has servicing functions in various locations in Columbus, Warren, Parma and Northern Kentucky. Published: 2/26/16 What will happen to our partnership with Quicken Loans for new origination? Huntington is currently in the process of evaluating the Quicken Loan partnership. We will let you know once a final decision has been made. However, any changes will be put in place after the transaction close. Huntington currently does not have a partnership similar to the Quicken loan agreement, and originates and services its consumer loans and mortgages for customers who are generally located in their primary banking markets. Published: 2/26/16 CAUTION REGARDING COMPENSATION AND BENEFIT PLANS These FAQs are being provided to you for information purposes only and shall not serve as an amendment or modification of any FirstMerit benefit plan, Huntington benefit plan or any individual agreement between yourself and FirstMerit or Huntington. Any information contained in these FAQs is qualified in its entirety by the terms of the Agreement and Plan of Merger by and between Huntington, FirstMerit and West Subsidiary Corporation dated January 25, 2016 (the “Merger Agreement”), and the terms of any applicable Huntington benefit plan, FirstMerit benefit plan, or individual agreement with FirstMerit or Huntington. In the event of a conflict between this summary and the terms of a Huntington benefit plan, FirstMerit benefit plan, individual agreement with FirstMerit or Huntington or the Merger Agreement, the applicable Huntington benefit plan, FirstMerit benefit plan, individual agreement with FirstMerit or Huntington or the Merger Agreement will control. CAUTION REGARDING FORWARD-LOOKING STATEMENTS This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the merger parties’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions, uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board, volatility and disruptions in global capital and credit markets; movements in interest rates; competitive pressures on product pricing and services; success, impact, and timing of Huntington’s business strategies, including market acceptance of any new products or services implementing Huntington’s “Fair Play” banking philosophy; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB, and the regulatory approval process associated with the merger; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and FirstMerit do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Huntington’s ability to complete the acquisition and integration of FirstMerit successfully; and other factors that may affect future results of Huntington and FirstMerit. Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2014 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2015, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Publications and Filings” and in other documents Huntington files with the SEC, and in FirstMerit’s Annual Report on Form 10-K for the year ended December 31, 2014 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2015, each of which is on file with the SEC and available in the “Investors” section of FirstMerit’s website, http://www.FirstMerit.com, under the heading “Publications & Filings” and in other documents FirstMerit files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Huntington nor FirstMerit assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. IMPORTANT ADDITIONAL INFORMATION In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Huntington and FirstMerit and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and FirstMerit will be submitted to FirstMerit’s stockholders and Huntington’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF HUNTINGTON AND STOCKHOLDERS OF FIRSTMERIT ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and FirstMerit, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to FirstMerit Corporation, Attention: Thomas P. O’Malley, III Cascade Plaza, Akron, Ohio 44308, (330) 384-7019. PARTICIPANTS IN THE SOLICITATION Huntington, FirstMerit, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 12, 2015, and certain of its Current Reports on Form 8-K. Information regarding FirstMerit’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 6, 2015, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.